

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 28, 2012

<u>Via E-Mail</u>
Mr. Keith Santorelli
Chief Financial Officer
Alderon Iron Ore Corp.
Suite 1240
1140 West Pender Street
Vancouver, B.C. Canada V6E 4G1

      **Re:**    **Alderon Iron Ore Corp.**
               **Form 40-F for the Fiscal Year Ended December 31, 2011**
               **Filed March 30, 2012**
               **File No. 001-35440**

Dear Mr. Santorelli:

      We have completed our review of your filing.  We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

               Sincerely,

               /s/Tia L. Jenkins

               Tia L. Jenkins
               Senior Assistant Chief Accountant
               Office of Beverages, Apparel, and
               Mining